Exhibit 99.2

XP Inc.

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

PROXY STATEMENT

General

The Board of Directors of XP Inc. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on May 29, 2026 at 10:00 a.m. (BRT) / 9:00 a.m. Eastern Time. The AGM will be held virtually and at the offices of the Company located at Av. Chedid Jafet, 75, Torre Sul, 30th Floor, Vila Olímpia, São Paulo SP 04551-065, Brazil in accordance with Cayman Islands law. Shareholders as of the Record Date (as defined below) are able to submit a proxy or, if they wish to attend the AGM in person, physically appear at the offices of the Company, or attend virtually. The details of how to participate virtually at the AGM are set out in the accompanying proxy card.

On or about May 6, 2026, we first mailed to our shareholders our proxy materials, including this proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.xpinc.com/en/news-events/shareholder-meetings/ and on the SEC’s website at https://www.sec.gov.

Record Date, Share Ownership and Quorum

Only the holders of record of Class A common shares (the “Class A Common Shares”) and Class B common shares (the “Class B Common Shares” and together with the Class A Common Shares, the “Common Shares”) of the Company as of 4:00 p.m. Eastern Time on April 28, 2026 (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a holder of Common Shares as of the Record Date.

As of 4:00 p.m. Eastern Time on the Record Date, 517,015,543 Common Shares were issued and outstanding, including 415,263,074 Class A Common Shares and 101,752,469 Class B Common Shares. One or more shareholders holding not less than 50% in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders. If a quorum is not present within 30 minutes of the scheduled start time, a second meeting may be called on at least five days’ notice, and at such second meeting the shareholders then present shall constitute a quorum.

Voting and Solicitation

Each Class A Common Share issued and outstanding as of 4:00 p.m. Eastern Time on the Record Date is entitled to one vote at the AGM. Each Class B Common Share issued and outstanding as of 4:00 p.m. Eastern Time on the Record Date is entitled to ten votes at the AGM. Each ordinary resolution to be put to the vote at the AGM will be approved by a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM.

Voting by Holders of Common Shares

Common Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. If no specific voting instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on May 28, 2026, to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you are a registered shareholder, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of Equiniti Trust Company, LLC (“EQ”), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be sent to you by EQ. You may provide voting instructions by returning a proxy card. You also may attend the AGM and vote in person, by either physically attending the offices of the Company or attending in a virtual form in accordance with the instructions set forth in the accompanying proxy card. If you are a registered shareholder and you do not vote by proxy or in person at the Annual Meeting, your shares will not be voted.

If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to such institutions directly by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Signed proxies that withhold authority or reflect abstentions and “broker non-votes” will be counted for purposes of determining whether a quorum is present. “Broker non-votes” are proxies received from banks, brokerage firms or other nominees holding shares on behalf of their clients who have not been given specific voting instructions from their clients with respect to non-routine matters.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions at any time before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at ir@xpi.com.br, or a duly executed proxy bearing a later date (which must, in each case, be received by us no later than the date and time set forth below) or by attending the AGM and voting in person (provided that attendance alone without voting will not revoke a previously submitted proxy). A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend our AGM in person, to ensure your representation at our AGM, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on May 28, 2026.

INFORMATION REGARDING THE BOARD OF DIRECTORS

Appointment of Directors

Subject to the approval by the shareholders of the Company at the AGM, Messrs. Guilherme Dias Fernandes Benchimol, Bruno Constantino Alexandre dos Santos, Thiago Simoes Maffra, José de Menezes Berenguer Neto, Martin Emiliano Escobari Lifchitz, José Luiz Acar Pedro, Oscar Rodriguez Herrero, João Roberto Gonçalves Teixeira, and Melissa Werneck, are on ballot to be elected to the Company’s board of directors at the Company’s annual shareholder meeting, expected to take place on May 29, 2026.

Furthermore, subject to the approval by the shareholders of the proposed slate of directors at the AGM, Messrs. José Luiz Acar Pedro, Oscar Rodriguez Herrero, João Roberto Gonçalves Teixeira, Martin Emiliano Escobari Lifchitz, and Melissa Werneck will serve as independent directors of the Company, effective as of their respective appointments. Following the election, the Board will continue to consist of nine members, with a majority being independent directors.

Board Committee Structure

Subject to the approval by the shareholders at the AGM of the appointment of each of the director nominees set forth herein, the Board expects the committees to be composed as follows:

Committee	Audit	Compensation, People, Nominating, and Governance	Risks, Credit and ESG	Performance
Members	• Oscar Rodriguez(1) • João Teixeira(1) • José Acar(1)	• Melissa Werneck(1) • Guilherme Benchimol(1) • João Teixeira(1)	• Oscar Rodriguez(1) • João Teixeira (1) • Bruno Constantino(1)	• Guilherme Benchimol(1) • Bruno Constantino(1) • Thiago Maffra (1) • João Teixeira(1) • José Acar(1)

(1) Director nominee, subject to election by the shareholders at the AGM

Item 16G of the Company’s Form 20-F, filed on April 29, 2026, is hereby incorporated by reference into this Proxy Statement.

PROPOSAL 1:

APPROVAL AND RATIFICATION OF THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

The Company seeks shareholder approval and ratification of the Company’s 2025 audited consolidated financial statements (the “Audited Accounts”) which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2025. A copy of the Company’s Audited Accounts is available on the Company’s website at https://investors.xpinc.com/en/news-events/shareholder-meetings/ and on the SEC’s website at https://www.sec.gov.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL AND RATIFICATION OF THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025.

PROPOSAL 2:

APPROVAL OF THE APPOINTMENT OF THIAGO SIMOES MAFFRA AS A DIRECTOR

The Company seeks shareholder approval to appoint Thiago Simoes Maffra as a director of the Company to serve for a two year term, or until such person resigns or is removed in accordance with the Memorandum and Articles of Association of the Company.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

Thiago Simoes Maffra has served as the chief executive officer of XP Inc. since May 2021, after previously holding the position of chief technology officer for more than three years. Mr. Maffra joined the XP group in February 2015 and has since played a central role in leading the strategy, development, and expansion of XP’s technology-driven financial services platform, as well as overseeing the company’s digital transformation. Over the years, he has become recognized as one of the prominent leaders in Brazil’s FinTech sector. Before joining XP, Mr. Maffra built a solid career in financial markets. He worked as a trader at Souza Barros Câmbio e Títulos S.A. from November 2010 to January 2015, where he managed proprietary trading strategies. From September 2006 to November 2010, he worked at Bulltick Capital Markets Holdings, LLC, with responsibilities including management of offshore and onshore funds, equity and currency arbitrage, and long/short positions across Brazilian and international markets. In addition to his market experience, Mr. Maffra co-founded a previous venture in 2017 and has held roles involving high-frequency and algorithmic trading, as well as management positions within XP’s equity retail business. Mr. Maffra holds a bachelor’s degree in Business Administration from INSPER and an MBA from Columbia Business School. He was awarded the Chartered Financial Analyst (CFA) designation by the CFA Institute in August 2015. In his current capacity as CEO, Mr. Maffra is also being nominated as a candidate for the Board of Directors of XP Inc., further expanding his role in the company’s strategic development

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE APPOINTMENT OF THIAGO SIMOES MAFFRA AS A DIRECTOR.

PROPOSAL 3:

APPROVAL OF THE APPOINTMENT OF JOSÉ DE MENEZES BERENGUER NETO AS A DIRECTOR

The Company seeks shareholder approval to appoint José de Menezes Berenguer Neto as a director of the Company to serve for a two year term, or until such person resigns or is removed in accordance with the Memorandum and Articles of Association of the Company

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal.

José de Menezes Berenguer Neto is the chief executive officer of Banco XP, a position he has held since September 2020. He brings decades of experience in the financial sector, having held senior leadership roles at institutions such as ING and ING Barings, BBA, 3G, Banco Real, Santander, and the Brazilian subsidiary of JPMorgan Chase & Co., where he served as CEO for Brazil from May 2013 to September 2020. Before that, he was CEO of Structured Credit at Gávea Investimentos from May 2012 to March 2013. Throughout his career, Mr. Berenguer developed broad expertise within both global and local financial institutions, later transitioning to XP in 2020 to lead the Wholesale Bank and XP’s banking products. His move to XP aligned with his interest in taking on a more entrepreneurial challenge and contributing to the development and expansion of new financial solutions within the organization. At XP, Mr. Berenguer focuses on building the bank’s capabilities and strengthening its platform of financial services, supporting the company’s broader strategy to offer a more complete suite of products to its clients. As part of his ongoing contributions to the company, Mr. Berenguer is currently being nominated as a candidate for the Board of Directors of XP Inc. Mr. Berenguer holds a bachelor’s degree in Law from Pontifícia Universidade Católica de São Paulo.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE APPOINTMENT OF JOSÉ DE MENEZES BERENGUER NETO AS A DIRECTOR.

PROPOSAL 4:

APPROVAL OF THE RE-APPOINTMENT OF GUILHERME DIAS FERNANDES BENCHIMOL AS A DIRECTOR

The Company seeks shareholder approval to appoint Guilherme Dias Fernandes Benchimol as a director of the Company to serve for a two year term, or until such person resigns or is removed in accordance with the Memorandum and Articles of Association of the Company.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal.

Guilherme Dias Fernandes Benchimol is the chairman of our board of directors, a position he has held since August 2019. Mr. Benchimol has over 20 years’ experience in the financial services market. He founded the Company group in 2001 and was its CEO until May, 2021. Mr. Benchimol also served on the board of XP Brazil as the chairman from August 2018 to November 2019. Mr. Benchimol holds a bachelor’s degree in business economics from Universidade Federal do Rio de Janeiro.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE APPOINTMENT OF GUILHERME DIAS FERNANDES BENCHIMOL AS A DIRECTOR.

PROPOSAL 5:

APPROVAL OF THE RE-APPOINTMENT OF BRUNO CONSTANTINO ALEXANDRE DOS SANTOS AS A DIRECTOR

The Company seeks shareholder approval to appoint Bruno Constantino Alexandre dos Santos as a director of the Company to serve for a two year term, or until such person resigns or is removed in accordance with the Memorandum and Articles of Association of the Company.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal.

Bruno Constantino Alexandre dos Santos is a member of our board of directors, position he has held since November 2019. Mr. Constantino has over 27 years’ experience in the financial markets. He joined XP in 2012. Prior to joining us, he was a Co-Portfolio Management for Brazil at Emerging Markets Management in 2010, based in Washington DC, and before that a partner at BTG Pactual, where he worked for 10 years, from 2000 to 2010, responsible for proprietary Private Equity deals. Bruno also served as a member of the audit committee of CEMIG from 2002 to 2004, as a member of the board of directors of LIGHT from 2006 to 2009 and VALID from 2010 to 2019. He has an MBA in Corporate Finance from IBMECRJ, a bachelor’s degree in mechanical engineering from PUC-RJ and holds a Chartered Financial Analyst certificate.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE APPOINTMENT OF BRUNO CONSTANTINO ALEXANDRE DOS SANTOS AS A DIRECTOR.

PROPOSAL 6:

APPROVAL OF THE RE-APPOINTMENT OF MARTIN EMILIANO ESCOBARI LIFCHITZ AS A DIRECTOR

The Company seeks shareholder approval to appoint Martin Emiliano Escobari Lifchitz as a director of the Company to serve for a two year term, or until such person resigns or is removed in accordance with the Memorandum and Articles of Association of the Company.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal.

Martin Emiliano Escobari Lifchitz is Co-President and Head of Global Growth Equity. He is Chairman of the firm’s Global Growth Equity Investment Committee and also serves on the Executive and Portfolio Committee.

Before joining General Atlantic in 2012, Martín was a Managing Director at Advent International where he focused on the financial services sector. Prior to that, he was Co-Founder and CFO of Submarino.com, a leading Brazilian online retailer that went public on the Bovespa. Martin started his career as a management consultant at The Boston Consulting Group.

Martín currently sits on the boards of General Atlantic portfolio companies Arco, dLocal, and XP. He also serves on the boards of Endeavor Global, Harvard Management Company, Lincoln Center, the Partnership for New York City, and the Rockefeller Center for Latin American Studies at Harvard

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REAPPOINTMENT OF MARTIN EMILIANO ESCOBARI LIFCHITZ AS A DIRECTOR.

PROPOSAL 7:

APPROVAL OF THE RE-APPOINTMENT OF JOSÉ LUIZ ACAR PEDRO AS A DIRECTOR

The Company seeks shareholder approval to appoint José Luiz Acar Pedro as a director of the Company to serve for a two year term, or until such person resigns or is removed in accordance with the Memorandum and Articles of Association of the Company.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal.

José Luiz Acar Pedro is a member of our board of directors, position he has held since 2024. He is a specialist in the Brazilian financial market and banking industry and is the founder and CEO of three venture capital firms in Brazil: Celerit Invest, Devas Investimentos and Acarpar Empreendimentos e Participações. He is also the founder of “Associação Amigos das Escolas” a non-profit Brazilian organization focused in improving the environment in public schools. He served as Executive Vice President of BCN and Bradesco, Partner and Member of the Executive Committee at BTG Pactual, CEO of Banco Pan, Chairman of the board of directors of Banco Safra and member of the board of directors at HBR Realty Empreendimentos. He contributed significantly to the banking industry by holding key roles in SROs such as Vice President of FEBRABAN and President of IBRI.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE APPOINTMENT OF JOSÉ LUIZ ACAR PEDRO AS A DIRECTOR.

PROPOSAL 8:

APPROVAL OF THE RE-APPOINTMENT OF OSCAR RODRIGUEZ HERRERO AS A DIRECTOR

The Company seeks shareholder approval to appoint Oscar Rodriguez Herrero as a director of the Company to serve for a two year term, or until such person resigns or is removed in accordance with the Memorandum and Articles of Association of the Company.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal.

Oscar Rodriguez Herrero is a member of our board of directors, position he has held since 2024. He brings more than 28 years of international experience in risk management, private equity and strategic consulting and will significantly enhance the credit and risk management capabilities of the Board. He previously worked at McKinsey & Co. at their offices in Miami, Madrid, and Lisbon. Then he held the positions of CRO of Banco Santander Brasil and later for the Global Wholesale Banking Business of Santander. Then Oscar joined, as a Senior Advisor, Cambridge Family Enterprise Group, where he advised international family businesses on corporate governance and risk management. He also served in the Board of Advisors of Grupo Verdi - Rodobens and lead the Risk Committee of the Board. Until earlier 2024, he served as a member of the Executive Risk Committee at Nubank, a Brazilian digital bank. Mr. Rodriguez holds a Bachelor‘s degree in business administration from CUNEF (Spain). He also earned a Master of Business Administration (MBA) from the Kellogg School of Management – Northwestern University in 2000.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE APPOINTMENT OF OSCAR RODRIGUEZ HERRERO AS A DIRECTOR.

PROPOSAL 9:

APPROVAL OF THE RE-APPOINTMENT OF JOÃO ROBERTO GONÇALVES TEIXEIRA AS A DIRECTOR

The Company seeks shareholder approval to appoint João Roberto Gonçalves Teixeira as a director of the Company to serve for a two year term, or until such person resigns or is removed in accordance with the Memorandum and Articles of Association of the Company.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal.

João Roberto Gonçalves Teixeira is a member of our board of directors, position he has held since 2024. He is a member of the Board of Directors of The Mosaic Co. in the USA. He is also a pro bono member of the advisory board of Artemisia, a pioneer Impact Social Business Company in Brazil, and managing partner at Inviste Participações. He acted as an independent member of the Board of Directors of Fleury S.A., the largest provider of premium medical diagnostic services in Brazil, from April 2023 to May 2025, as an independent member and chairman of the Board of Directors of Br Malls Participações S.A. and a pro bono independent member of the Investment Committee of Yunus Social Business Brazil from May 2018 to April 2023. Between 2018 and 2020 he also acted as an independent member and chairman of the Board of Directors of Julius Baer Family Office in Brazil. From December 2018 until 2022, Mr. Teixeira served as the CEO of Copersucar S.A., a Brazilian sugar, ethanol and logistics corporation, where he was responsible for managing financial and operational risks due to the complexity of the Company‘s operations. He is also the former CEO of Banco Votorantim S.A., one of the largest Brazilian privately owned banks, from 2011 to November 2016, a period in which he also served as a Director of Febraban (Brazilian Federation of Banks). Mr. Teixeira holds a Bachelor‘s and Master‘s degree in economics from PUC-RJ. He also earned a Master of Business Administration (MBA) from the London Business School in 1995 and participated in the Executive Program at Singularity University in 2018.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE APPOINTMENT OF JOÃO ROBERTO GONÇALVES TEIXEIRA AS A DIRECTOR.

PROPOSAL 10:

APPROVAL OF THE RE-APPOINTMENT OF MELISSA WERNECK AS A DIRECTOR

The Company seeks shareholder approval to appoint Melissa Werneck as a director of the Company to serve for a two year term, or until such person resigns or is removed in accordance with the Memorandum and Articles of Association of the Company.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal.

Melissa Werneck is a member of our board of directors, a position she has held since 2024. She most recently served as Executive Vice President and Global Chief People Officer of The Kraft Heinz Company, where she led the Global Human Resources function and supported the development and engagement of more than 36,000 employees worldwide. In this role, she was responsible for people and culture strategy, including succession planning, talent management, leadership and capability development, compensation, performance management, engagement, and inclusion.

Ms. Werneck held the most senior human resources role at Heinz, and subsequently at Kraft Heinz, for approximately 12 years, through July 2025. During five of those years, she also oversaw the Information Technology and Shared Services functions. She was recognized by Human Resource Executive as one of the Top 100 Global HR Tech Influencers in 2024 and was named CHRO of the Year (Lifetime Achievement Award) by HRO Today in 2023.

Ms. Werneck has been a member of the Advisory Board of the University of California, Berkeley Transformative CHRO Leadership Program, co-led by Laszlo Bock, since its inception. Until April 2026, she served on the board of World Business Chicago, the City of Chicago’s public-private economic development agency. In April 2026, she joined the board of directors of Brazil Foundation, a not-for-profit organization, and was also appointed as an Independent Member of the Board of Directors of Krispy Kreme, Inc., where she serves on the Compensation Committee and the Nominating and Governance Committee.

Ms. Werneck previously served for more than 11 years on the board of the Kraft Heinz Foundation and, from 2021 to 2024, chaired the board of Together We Grow, a consortium of global agribusiness and food companies focused on workforce development.

Prior to joining Heinz, Ms. Werneck worked at América Latina Logística (ALL), where she last served as Chief People Officer and Vice President of Performance Management from 2010 to 2013. Throughout her career, she has developed broad leadership experience across human resources, marketing, supply chain, ESG, information technology, and general management, and has led multiple functions through acquisitions, mergers, divestitures, and spin-offs.

Ms. Werneck holds a degree in Chemical Engineering from the Federal University of Minas Gerais, Brazil, and an MBA from the COPPEAD Graduate School of Business at the Federal University of Rio de Janeiro, Brazil.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE APPOINTMENT OF MELISSA WERNECK AS A DIRECTOR.

COMPANY INFORMATION

A copy of this proxy statement can be accessed free of charge, on the Investor Relations section of the Company’s website at https://investors.xpinc.com/en/news-events/shareholder-meetings/ and on the SEC’s website at https://www.sec.gov.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Dated: May 6, 2026